

August 16, 2011

Via Facsimile
Ms. Yulin Yang
Chief Financial Officer
American Jianye Greentech Holdings, LTD
136-20 38th Ave. Unit 3G
Flushing, NY 11354

> **Re: American Jianye Greentech Holdings, LTD**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 28, 2011**
> **File No. 0-53737**

Dear Ms. Yang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business

The Market for Alcohol-based Fuels

Facilities, page 1

1.   We note your disclosure in this section indicates you manufacture six types of catalysts in your factory in Zhao Dong City. Your disclosures elsewhere indicate that you are currently a distributor of alcohol based fuels. We further note that as of December 31, 2010, you reflect only $1,585 of property and equipment. Please explain to us your

manufacturing capabilities and modify your document in future filings to clearly and
fully describe the extent of your operations.

Risk Factors, page 2

2.   We note your risk factors regarding various restrictions relating to the conversion of
currencies and distribution of dividends in China. Please modify future filing to include
"parent only" financial information in accordance with Rule 5-04 of Regulation S-X.

Recent Sales of Unregistered Securities, page 6

3.   We note your disclosure which indicates you issued various amounts of shares at
different prices on December 14, 2010. Please tell us your fair value determination for
the shares issued and the amount of expense you recognized in association with these
share issuances. We note your stock's trading price at closing on that date was $.87 per
share.

Controls and Procedures, page 13

4.   We note your disclosures which indicate you believe the various deficiencies you
describe, represent "significant deficiencies" rather than material weaknesses. It is
unclear to us how you reached this conclusion based on the deficiencies you disclose.
We note that you conduct substantially all of your operations outside of the United States. In
order to enhance our understanding of how you prepare your financial statements and assess
your internal control over financial reporting, we ask that you provide us with information
that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether or not your internal control over
financial reporting was effective, please describe whether and how you considered controls to
address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that
function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls
you maintain to ensure that the activities you conduct and the transactions you consummate
are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

Please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Financial Statements

Balance Sheet, page F-3

5.   We note you disclose "prepaid construction costs" as a current asset. We further note you also reflect construction in progress as a component of your fixed assets. Please explain to us how the amounts reflected as prepaid construction costs are different in nature from those reflected as construction in progress. Please also clarify if these prepaid construction costs are for the benefit of the company or otherwise represent a receivable from another entity.

Summary of Accounting Policies

Revenue Recognition, page F-10

6.   We note your disclosure which indicates the majority of your sales are from sales contracts with distributors. We also note that you describe your own function within the revenue cycle as a "distributor." Please explain to us and in your MD&A, how you add value in your operations to the products you sell. In addition, please expand your disclosures to better explain your business including how you were able to generate $92.8 million of revenues with only $1,585 of fixed assets.

7.   Given your apparent role as a distributor and your minimal fixed assets, it is unclear to us why you are presenting your revenues on a gross basis. Please provide us with your analysis specifically addressing your consideration of the factors identified in ASC 605-45-45 regarding your presentation of these sales on a gross basis.

Concentrations, page F-12

8.   Please tell and disclose whether or not the customers and suppliers presented represent related parties or affiliates. We note your disclosure on page one, which indicates your products are manufactured by an affiliate, "Zhao Dong Jianye Fuel Co., Ltd."

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief